Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Royal Group Technologies Limited Announces Third Quarter Financial
    Results

    ROYAL GROUP ANNOUNCES:
     -  Third Quarter Financial Results
     -  Status of Sale Process
     -  Status of Portfolio Restructuring

    TORONTO, Nov. 11 /CNW/ - Royal Group Technologies Limited (RYG-TSX;
RYG-NYSE) today announced unaudited financial results for the three months ended September 30, 2005. Net sales for the quarter were $518.9 million, representing a one percent decline from $524.8 million during the same period in 2004. Royal Group recorded a net loss of $6.5 million representing a loss of $0.07 per share, which was in the range indicated by the Company in an advisory news release issued on November 2, 2005. During the same quarter in
2004, net earnings were $24.4 million, or $0.26 per share.
    The decline in net sales in the quarter can be primarily attributed to the strengthening of the Canadian dollar vis--vis the US dollar, with approximately 56% of sales during the quarter denominated in US dollars.
Assuming the same average US dollar exchange rate as in the same quarter last year, Royal Group's sales in Canadian dollar equivalency would have been up by approximately five percent, mainly as the result of price increases implemented to partially offset rising raw materials costs.
     Gross margin for the three months ended September 30, 2005 was
$117.0 million, versus $146.0 million for the same quarter last year. Gross margin as a percentage of sales declined to 22.6% compared with 27.8% during the same quarter last year, primarily as a result of higher raw material costs and unfavorable currency exchange rates. Escalating raw material costs net of recovery through selling price increases accounted for approximately
$15 million of the decline in gross margin. The strengthening Canadian dollar is estimated to have negatively impacted gross margin by $9 million, Currency exchange and raw material increases net of recovery through selling price increases accounted for approximately $24 million of the decline.
    Operating expenses, which include selling, transportation and general administrative costs, rose 12.3% to $115.5 million, from $102.9 million in the same quarter in the previous year. The most significant contributor to the increase in operating expenses was fees paid to professionals totaling approximately $10 million pretax or $0.075 per share, related to assisting in the development of the management improvement plan, as well as advice and assistance with respect to the previously announced sale process. The next significant contributor to the increase was a $4 million write-down of the accounts receivable from a former Mexican subsidiary. Other items affecting operating expenses were higher selling and delivery costs resulting from increased freight expenses, costs associated with the closure of redundant warehousing, as well as the ongoing costs related to regulatory investigations.
    "During our third quarter, we successfully developed a comprehensive management improvement plan, which aims to improve financial performance through business unit portfolio restructuring, actions to improve profitability and strategies to realize the full potential of core business units", said Lawrence J. Blanford who was appointed Royal Group's President and CEO in May of 2005. "With the plan now approved, we are aggressively implementing and gaining traction with the many initiatives imbedded in the plan," noted Mr. Blanford. He added that Royal Group, "is focused on implementing aggressive sales and marketing initiatives, to capitalize on strong building markets." He concluded noting that, "it will take time for these initiatives to fully manifest themselves as improved financial results, but solid progress is being made toward unlocking Royal Group's true potential."

    During the first nine months of 2005, sales decreased three percent to
$1.456 billion from $1.501 billion in the prior year, again primarily as a result of the unfavorable change in currency exchange rates. Gross Margin declined 17% to $344.7 million from $417.3 million in the previous year, primarily as a result of higher raw material costs that were not fully recovered through selling price increases, as well as the negative impact of the rise in the Canadian dollar vis--vis the US dollar. Net earnings during the first nine months of 2005 were $0.7 million, versus $69.3 million in the previous year, principally reflecting higher raw materials costs and unfavourable foreign exchange, as well as reflecting higher operating expenses associated with restructuring Royal Group, higher transportation expenses, costs associated with the current sale process and on-going regulatory investigations costs.
    On November 2, 2005, the Group announced that it might be marginally offside on one of the covenants of its revolving credit facility. The Group has obtained an amendment to this bank covenant from its lenders and continues to be in compliance.
    Third-quarter and year-to-date financial results in Canadian dollars, expressed in accordance with Canadian GAAP, are summarized in the following chart:

    <<

                               For the Quarter         For the Nine Months
                                    Ended                     Ended

                              Sept 30,     Sept 30,     Sept 30,     Sept 30,
                                 2005         2004         2005         2004

    Sales ($000s)             518,863      524,838    1,455,726    1,500,616

    Gross Margin ($000)       117,015      146,016      344,705      417,299
    Gross Margin Percentage      22.6%        27.8%        23.7%        27.8%

    Net Earnings (Loss)
     ($000s)                   (6,503)      24,410          685       69,313

    E.P.S. (L.P.S.)
      $ Basic and Diluted       (0.07)        0.26         0.01         0.74

    Average Shares Outstanding
      Basic (000s)             93,445       93,356       93,436       93,352
      Diluted (000s)           93,445       94,839       94,525       93,846

    Royal Group announced today that its business unit portfolio restructuring activities are proceeding as expected, with negotiations pertaining to the divestiture of Royal Alliance and Baron Metal in advanced stages. The company is also in negotiations pertaining to the divestiture of its Polish subsidiary, and has begun the process of soliciting bids for its
Royal Ecoproducts subsidiary. Commenting on portfolio restructuring, Mr.
Blanford noted that, "divestiture of other non-core subsidiaries is also being contemplated, with decisions on these business units to be made in the coming weeks."
    Finally, Royal Group also confirmed today that the previously announced sale process is proceeding according to the path outlined in its news release of September 22, 2005, with potential bidders currently receiving presentations from management. The company aims to complete the process of soliciting bids for the company in December of 2005. At this time, no firm offer has been made to purchase the shares or assets of Royal Group and there can be no assurance that such an offer will be made, or a transaction concluded.

    Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in
South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the
"Investor Relations" section.

    The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue",
"believe", "anticipate", "suggest", "estimate", "contemplate", "target",
"plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Special Committee of the Board of Directors and its
outcome; the outcome of the ongoing assessment and review of the Royal
Building System's compliance with the smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building
System; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by
April 30, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of November 11, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

    ROYAL GROUP TECHNOLOGIES LIMITED
    CONSOLIDATED BALANCE SHEETS
    (in thousands of Canadian dollars)

    -------------------------------------------------------------------------
                                       Sept. 30/05   Dec. 31/04  Sept. 30/04
    -------------------------------------------------------------------------
                                        (unaudited)               (unaudited)
    ASSETS

    Current assets:
      Cash (note 6)                    $         -  $   112,088  $    64,832
      Accounts receivable                  341,885      257,346      338,251
      Inventories                          450,248      456,339      432,596
      Prepaid expenses                      18,613       13,893       17,019
    -------------------------------------------------------------------------
                                           810,746      839,666      852,698

    Future income tax assets                23,806       16,561       24,372

    Property, plant and equipment        1,251,969    1,330,600    1,391,727

    Goodwill                               212,288      213,620      215,558

    Other assets                            40,361       44,525       48,631

    -------------------------------------------------------------------------
                                       $ 2,339,170  $ 2,444,972  $ 2,532,986
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
      Bank indebtedness (note 6)       $   238,856  $         -  $   325,965
      Accounts payable and accrued
       liabilities                         310,400      268,348      274,749
      Term bank loan (note 6)                    -      324,836            -
      Term debt due within one year         46,709       18,303       19,207
    -------------------------------------------------------------------------
                                           595,965      611,487      619,921

    Term debt                              250,235      303,214      312,513

    Future income tax liabilities          132,677      149,049      166,862

    Minority interest                       13,957       15,761       14,616

    Shareholders' equity:
      Capital stock (note 8)               634,866      633,754      633,754
      Contributed surplus (note 8)           6,705        3,703        1,770
      Retained earnings                    870,764      878,779      914,969
      Currency translation adjustment     (165,999)    (150,775)    (131,419)
    -------------------------------------------------------------------------
                                         1,346,336    1,365,461    1,419,074

    Investigations and agreement with
     the former controlling shareholder
     (note 2)
    Contingencies (note 10)
    Subsequent event (note 12)
    -------------------------------------------------------------------------
                                       $ 2,339,170  $ 2,444,972  $ 2,532,986
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See accompanying notes to consolidated financial statements.

    ROYAL GROUP TECHNOLOGIES LIMITED
    CONSOLIDATED STATEMENTS OF EARNINGS
    (in thousands of Canadian dollars, except per share amounts)

    -------------------------------------------------------------------------
                             3 months     3 months     9 months     9 months
                                ended        ended        ended        ended
                          Sept. 30/05  Sept. 30/04  Sept. 30/05  Sept. 30/04
    -------------------------------------------------------------------------
                           (unaudited)  (unaudited)  (unaudited)  (unaudited)
                                           (note 1)                  (note 1)

    Net sales             $   518,863  $   524,838  $ 1,455,726  $ 1,500,616
    Cost of sales             401,848      378,822    1,111,021    1,083,317
    -------------------------------------------------------------------------
    Gross profit              117,015      146,016      344,705      417,299

    Operating expenses        115,513      102,858      313,650      290,585
    -------------------------------------------------------------------------

    Earnings before the
     undernoted                 1,502       43,158       31,055      126,714

    Interest and financing
     charges                   10,909        9,784       30,792       30,387
    -------------------------------------------------------------------------

    Earnings (loss) before
     income taxes and minority
     interest                  (9,407)      33,374          263       96,327

    Income tax expense
     (recovery) (note 5)       (2,750)       9,522           76       27,156
    -------------------------------------------------------------------------

    Earnings (loss) before
     minority interest         (6,657)      23,852          187       69,171

    Minority interest             154          558          498          142

    -------------------------------------------------------------------------
    Net earnings (loss)   $    (6,503)  $   24,410  $       685  $    69,313
    -------------------------------------------------------------------------
    Earnings (loss)
     per share (note 4):
    Basic                 $     (0.07)  $     0.26  $      0.01  $      0.74
    Diluted               $     (0.07)  $     0.26  $      0.01  $      0.74
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See accompanying notes to consolidated financial statements.

    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (in thousands of Canadian dollars)

    -------------------------------------------------------------------------
                             3 months     3 months     9 months     9 months
                                ended        ended        ended        ended
                          Sept. 30/05  Sept. 30/04  Sept. 30/05  Sept. 30/04
    -------------------------------------------------------------------------
                           (unaudited)  (unaudited)  (unaudited)  (unaudited)

    Retained earnings,
     beginning of period  $   877,267  $   890,559  $   878,779  $   845,656

    Net earnings (loss)        (6,503)      24,410          685       69,313

    Premium on conversion
     of multiple voting
     shares (note 2)                -            -       (8,700)           -

    -------------------------------------------------------------------------
    Retained earnings,
     end of period        $   870,764  $   914,969  $   870,764  $   914,969
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See accompanying notes to consolidated financial statements.

    ROYAL GROUP TECHNOLOGIES LIMITED
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (in thousands of Canadian dollars)

    -------------------------------------------------------------------------
                             3 months     3 months     9 months     9 months
                                ended        ended        ended        ended
                          Sept. 30/05  Sept. 30/04  Sept. 30/05  Sept. 30/04
    -------------------------------------------------------------------------
                           (unaudited)  (unaudited)  (unaudited)  (unaudited)
                                           (note 1)                  (note 1)
    Cash provided by
     (used in):

    Operating activities:
      Net earnings (loss) $    (6,503) $    24,410  $       685  $    69,313
      Items not affecting
       cash (note 11)          27,480       36,917       98,925      107,681
      Change in non-cash
       working capital
       (note 11)               61,922       26,938      (58,205)     (25,580)
    -------------------------------------------------------------------------
                               82,899       88,265       41,405      151,414

    Financing activities:
      (Decrease) increase
       in bank indebtedness
       (note 6)               (57,990)           -      238,856            -
      Decrease in term bank
       loan (note 6)                -      (98,347)    (324,836)    (174,035)
      Repayment of term debt  (18,520)     (20,363)     (18,661)     (53,148)
      Proceeds from issuance
       of shares under stock
       option plan                  -            -            -          145
    -------------------------------------------------------------------------
                              (76,510)    (118,710)    (104,641)    (227,038)

    Investing activities:
      Acquisition of property,
       plant and equipment    (13,302)     (21,365)     (53,445)     (62,895)
      Change in investments        14          243         (131)      (3,334)
      Change in minority
       interest                   290         (540)      (1,755)        (124)
      Proceeds from the sale
       of non-strategic
       assets                   7,591            -        7,752        9,707
      Change in other
       assets                     430         (226)         (88)        (827)
    -------------------------------------------------------------------------
                               (4,977)     (21,888)     (47,667)     (57,473)

    Effect of foreign
     exchange rate changes
     on cash                   (1,412)      (1,129)      (1,185)        (650)
    -------------------------------------------------------------------------

    Decrease in cash during
     the period                     -      (53,462)    (112,088)    (133,747)

    Cash, beginning of
     period                         -      118,294      112,088      198,579
    -------------------------------------------------------------------------

    Cash, end of period    $        -  $    64,832  $         -  $    64,832
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See accompanying notes to consolidated financial statements.

    ROYAL GROUP TECHNOLOGIES LIMITED
    Additional Financial Information (unaudited)
    (in thousands of Canadian dollars, except percentages)

    -------------------------------------------------------------------------
                                          3 months                  9 months
                             3 months        ended     9 months        ended
                                ended        Sept.        ended        Sept.
                          Sept. 30/05      30/04(i) Sept. 30/05      30/04(i)
    -------------------------------------------------------------------------

    Net Sales by Segment

    Custom Profiles       $   201,123  $   214,872  $   555,052    $ 590,192
    Exterior Claddings         92,696       96,263      242,534      264,303
    Home Furnishings           56,261       63,134      164,049      180,777
    Outdoor Products/RBS       57,684       56,908      203,248      201,148
    Pipe/Fittings/Other
     Construction             105,493       90,810      276,154      236,030

    Eliminations               (6,358)      (9,766)     (26,123)     (32,819)

                          ---------------------------------------------------
    Total Products Segment    506,899      512,221    1,414,914    1,439,631
                          ---------------------------------------------------

    Materials                 130,275      134,174      390,303      376,592
    Machinery & Tooling         9,496       14,424       40,881       65,582
    Services                   19,970       18,544       59,224       58,953

    Eliminations             (147,777)    (154,525)    (449,596)    (440,142)

                          ---------------------------------------------------
    Total Support Segment      11,964       12,617       40,812       60,985
                          ---------------------------------------------------

                          ---------------------------------------------------
    Consolidated Net
     Sales                $   518,863  $   524,838  $ 1,455,726  $ 1,500,616
                          ---------------------------------------------------
                          ---------------------------------------------------

    Net Sales by
     Geographic Region
      Canada                       38%          37%          36%          34%
      US                           56%          58%          58%          59%
      Foreign                       6%           5%           6%           7%
                          ---------------------------------------------------
    Consolidated Net Sales        100%         100%         100%         100%
                          ---------------------------------------------------
                          ---------------------------------------------------
    Percentage of Sales
     Analysis
      Gross profit               22.6%        27.8%         23.7%       27.8%
      EBITDA                      6.9%        14.4%          9.2%       15.0%

      Cost of sales              77.4%        72.2%         76.3%       72.2%
      Selling expenses           13.5%        12.4%         13.9%       12.7%
      G&A expenses                8.8%         7.2%          7.7%        6.7%

    Other
      Net Funded Debt as a
       percentage of Total
       Capitalization            28.3%        29.3%         28.3%       29.3%
       Free Cash Flow
        (Use)             $    69,457  $    66,585  $    (12,669)  $  85,043

    (i) Certain percentages for the three month and nine month periods ended
        September 30, 2004 have been reclassified to reflect the current presentation adopted in fiscal 2005.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (in thousands of Canadian dollars)

    1.  Consolidated financial statements

    Basis of presentation

    These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, certain information and note disclosures included in the annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed. These financial statements include the accounts of Royal Group Technologies
    Limited ("the Group"), its subsidiaries and its proportionate share of its joint ventures.

    These financial statements should be read in conjunction with the
    Group's audited financial statements as of and for the fifteen months ended December 31, 2004, as set out in the Group's December 31, 2004
    Annual Report.

    In the opinion of management, these financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2005 and the results of operations and cash flows for the three month and nine month periods ended September 30, 2005.

    The Group's accounting principles remain unchanged from the most recent fiscal year ended December 31, 2004. For details, please refer to note 1 on page 29 of the Group's 2004 Annual Report.

    The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace.
    As such, net sales, net earnings and cash flow are impacted by the amount of activity in these segments. Historically, the Group's highest revenue generating quarters have been the three months ended June 30 and
    September 30.

    Change in year end

    The Group changed its fiscal year end to December 31 from September, effective for fiscal 2004. The change to the calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly these unaudited interim consolidated financial statements include results for the three months ended September 30, 2005 as compared to the three months ended September 30, 2004, which was the fourth quarter of the 15 month period ending December 31, 2004 and the nine months ended September 30, 2005 as compared to the nine months ended
    September 30, 2004.

    Comparative figures

    Certain comparative figures for the three months and nine months ended
    September 30, 2004 have been reclassified to conform with the financial statement presentation adopted in fiscal 2005.

    2.  Investigations and agreement with the former controlling shareholder

    The Royal Canadian Mounted Police ("RCMP") continues its previously announced investigation. The Ontario Securities Commission ("OSC") also continues its investigation of the Group with respect to disclosure, financial affairs and trading in the shares of the Group. During the current quarter, the Group received notification that the Securities and
    Exchange Commission ("SEC") is investigating the Group's past accounting practices and disclosures. As part of these investigations, the Group received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed it s willingness to cooperate with all regulators and law enforcement agencies in their investigations.
    The Group is unable to determine if these investigations will have a material impact on the Group and its previously reported financial statements. No amount has been accrued in the financial statements.

    In the second quarter of the current year, the Group obtained shareholder approval for the settlement with the former controlling shareholder and the conversion of the multiple voting shares to single voting shares. On
    June 23, 2005, the Group filed the articles of amendment approved by the shareholders on May 25, 2005. The Group now has one class of voting common shares.

    In lieu of a cash payment to the Group by the former controlling shareholder personally of the full amount of the gain earned by all interested parties on the sale of the Vaughan West Lands to the Group the conversion of his multiple voting shares to common shares on a one-for-one basis has occurred. The Group decreased retained earnings by
    $8,700, decreased land by $5,200, increased miscellaneous income by
    $1,300 for the part of the Vaughan West land sold in fiscal 2004, and increased interest income by $2,200.

    3.  Segmented information

    Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief decision-makers in deciding how to allocate resources and in assessing performance.

    The Group's significant operating segments are:

    (a) Products segment:

        This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, exterior claddings, home furnishings, outdoor products/Royal Building
        Systems and pipe/fittings/other construction.

    (b) Support segment:

        This segment represents materials, machinery and tooling and services provided predominately to the Products Segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds, as well as a variety of recycled plastics and materials.
        Machinery and tooling manufacturing, property management,
        distribution, transportation, research and development, as well as various support services, such as strategic guidance, sales, operational issues, purchasing, financial and administrative support and human resources, are also provided by this segment.

                    Products       Elimi-    Support       Elimi-     Consol-
                     Segment     nations     Segment     nations      idated
    -------------------------------------------------------------------------

    For the 3 months
     ended
     September 30,
     2005
    Net sales     $  513,256  $   (6,358) $  159,742  $ (147,777) $  518,863
    Gross profit     101,757                  15,258                 117,015
    Amortization
     charges          24,493                   9,721                  34,214
    Acquisition of
     property, plant
     and equipment
     and goodwill     10,633                   2,669                  13,302
    Property, plant
     and equipment   609,163                 642,806               1,251,969
    Goodwill         176,653                  35,635                 212,288
    Total assets   1,563,373                 775,797               2,339,170

    For the 9 months
     ended
     September 30,
     2005
    Net sales     $1,441,036  $  (26,123) $  490,409  $ (449,596) $1,455,726
    Gross profit     283,012                  61,693                 344,705
    Amortization
     charges          73,690                  28,865                 102,555
    Acquisition of
     property, plant
     and equipment
     and goodwill     46,295                   7,150                  53,445
    Property, plant
     and equipment   609,163                 642,806               1,251,969
    Goodwill         176,653                  35,635                 212,288
    Total assets   1,563,373                 775,797               2,339,170

    For the 3 months
     ended
     September 30,
     2004
    Net sales     $  521,987  $   (9,766) $  167,142  $ (154,525) $  524,838
    Gross profit     117,720                  28,296                 146,016
    Amortization
     charges          22,923                   9,551                  32,474
    Acquisition of
     property, plant
     and equipment
     and goodwill     16,285                   5,080                  21,365
    Property, plant
     and equipment   682,402                 709,325               1,391,727
    Goodwill         179,923                  35,635                 215,558
    Total assets   1,623,597                 909,389               2,532,986

    For the 9 months
     ended
     September 30,
     2004
    Net sales     $1,472,450  $  (32,819) $  501,127  $ (440,142) $1,500,616
    Gross profit     318,785                  98,514                 417,299
    Amortization
     charges          69,936                  28,617                  98,553
    Acquisition of
     property, plant
     and equipment
     and goodwill     50,549                  12,346                  62,895
    Property, plant
     and equipment   682,402                 709,325               1,391,727
    Goodwill         179,923                  35,635                 215,558
    Total assets   1,623,597                 909,389               2,532,986

    Net sales by geographic region for the 3 months ended September 30, 2005 were 56% (2004 - 58%) to the US, 38% (2004 - 37%) to Canada and 6% (2004
    - 5%) to other markets and for the 9 months ended September 30, 2005 were
    58% (2004 - 59%) to the US, 36% (2004 - 34%) to Canada and 6% (2004 - 7%)
    to other markets.

    4.  Earnings (loss) per share

    Basic earnings (loss) per share have been calculated using the weighted average number of shares outstanding for the three month period of
    93,444,502 (2004 - 93,356,170) and for the nine month period of
    93,435,666 (2004 - 93,352,014) respectively. Diluted earnings per share amounts assume the exercise of options and restricted stock units
    ("RSUs") where a dilutive effect would result. The RSUs were not included in the computation of diluted net income per share for the quarter ended
    September 30, 2005 because the effect of including the RSUs in the computation would have been anti-dilutive. No options were included in the diluted earnings per share calculation as all options were out of the money at both September 2005 and September 2004. The maximum dilutive number of shares for the three month period was 93,444,502 (2004 -
    94,839,492) and for the nine month period was 94,525,110 (2004 -
    93,846,455) respectively. At September 30, 2005, the Group had outstanding 93,444,502 voting common shares, 1,185,000 RSUs under the
    Senior Management Incentive Plan ("SMIP") and 3,225,078 options to acquire voting common shares under the Group's employee stock option plan.

    5.  Income taxes

    During the quarter, the Group recorded an income tax recovery on its pre-tax loss reported under GAAP. The effective tax rate for the quarter was 29.2%, comparable to the 28.8% in the previous quarter ended June 30,
    2005.

    6.  Bank indebtedness

    Bank credit facilities available to the Group as at September 30, 2005 included:

      1.  A $312,500 committed, secured revolving credit facility made available to the Canadian parent company and certain of its U.S.
          subsidiaries for general operating and corporate purposes. The credit facility is collateralized by substantially all of the
          Group's assets in Canada and the United States, although real property charges have by agreement been registered only against certain specific properties located in Ontario. The facility bears interest at bank prime plus 0.5%, or either LIBOR or Bankers'
          Acceptance Rate plus 1.5%. The facility matures April 30, 2006; and

      2.  Credit facilities totaling the equivalent of $68,300 made available by various indigenous banks to the Group's international
          subsidiaries to fund their local operations. The terms and conditions of these facilities vary in accordance with local practices, but are consistent with the Group's other credit arrangements.

    On November 2, 2005, the Group announced that it might be marginally offside on one of the covenants of its revolving credit facility. The
    Group has obtained an amendment to this bank covenant and continues to be in compliance.

    7.  Related party transactions

    During the quarter, related party transactions with companies related to the former controlling shareholder totaled $96 (2004 - $103). Related party transactions principally between a non-wholly owned subsidiary of the Group and minority shareholders of this subsidiary totaled $1,521
    (2004 - $1,824). At September 30, 2005, there are accounts receivable from companies related to the former controlling shareholder of $37
    (2004 - $35) and an account receivable from the former controlling shareholder of $nil (2004 - $1,130).

    At September 30, 2005, there are accounts receivable of $58 (2004 - $51)
    and accounts payable of $671 (2004 - $1,513) relating to other related parties.

    These related party transactions were in the normal course of the Group's business relating either to products typically manufactured by it and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.

    See note 2 for the details of the settlement with the former controlling shareholder.

    8.  Stock-based compensation plans

    During fiscal 2004, the Group established the Senior Management Incentive
    Plan ("SMIP") to provide for the issuance of a maximum of 1,400,000 RSUs.
    Each RSU entitles the participant to receive one voting share or an equivalent cash payment on the entitlement date provided that the vesting criteria are satisfied, including performance-based criteria established in respect of the participant's grant of RSUs. It is the Group's intention to settle in shares on the entitlement date. During the current quarter, 60,000 RSUs were issued and 20,000 RSUs were cancelled. At
    September 30, 2005, there were 1,185,000 RSUs outstanding. Based on the market price on the grant date of these RSUs, compensation expense of
    $1,551 (2004 - $1,674) was recorded during the three month period ended
    September 30, 2005, including an adjustment for RSUs issued and cancelled in the quarter. Based on RSUs outstanding at September 30, 2005, compensation expense of $1,575 is expected to be recorded in the remainder of fiscal 2005 and $6,299 in fiscal 2006.

    9.  Divestiture

    On July 28, 2005, the Group announced that the board of directors approved the potential divestiture of certain non-core business units, including Royal Alliance, Baron Metals Industries and Roadex Transport.
    Royal Alliance and Baron Metals Industries' results are reported in the
    Group's Products segment. Roadex Transport's results are reported in the
    Group's Support segment. A letter of intent was signed in October 2005 in respect of the sale of Royal Alliance. The Group's invested capital in these three business units was $75,986 at September 30, 2005.

    In addition, the Group is in negotiations to sell its Polish operations, which has been a non-performing business unit. A letter of intent was signed in July 2005 and negotiations are ongoing with respect to this sale. The Group's invested capital in this business unit was $45,466 at
    September 30, 2005.

    10. Contingencies

    As noted in note 19 of the 2004 consolidated financial statements, the
    Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The
    investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter. The Group is presently unable to determine the likelihood of loss, if any, as a result of this action. As noted in note 19 of the 2004 consolidated financial statements, the Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action purports to assert U.S.
    federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief. The Group intends to defend itself vigorously in these actions.
    The Group is presently unable to determine the likelihood of loss, if any, as a result of this action and no amount is accrued in the financial statements.

    On July 28, 2005, the Group announced that results of recent testing on its Royal Building Systems (RBS) indicated that this product did not consistently meet the smoke generation requirements of applicable US building codes for interior unfinished surfaces in non-utility buildings and as a result the Group ceased shipment of all non-utility products globally. Following confirmation of code compliance, the Group has resumed sales of the RBS 4, 6 and 8 inch and RBS 8i (insulated) concrete wall systems. The Royal RENEW product is currently undergoing similar analysis and testing for re-introduction upon successful product review.
    The Group is presently unable to determine the likelihood of loss, if any, as a result of this issue and no amount has been accrued in the financial statements.

    The Group is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business. Where the Group expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Group cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition and liquidity of the Group.

    11. Supplementary cash flow information

                             3 months     3 months     9 months     9 months
                                ended        ended        ended        ended
                          Sept. 30/05  Sept. 30/04  Sept. 30/05  Sept. 30/04
    -------------------------------------------------------------------------
    a) Items not affecting
        cash:
    Amortization charges       34,214       32,473      102,555       98,553
    Amortization of
     deferred financing
     costs                      2,544           65        4,200          198
    Future income taxes       (15,309)      12,990      (23,617)      21,334
    Other                       6,031       (8,611)      15,787      (12,404)
    -------------------------------------------------------------------------
    Cash provided              27,480       36,917       98,925      107,681
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    b) Changes in non-cash
        working capital:
    Accounts receivable        14,830       34,914      (94,207)     (65,518)
    Inventories                12,567       (5,345)      (1,766)       1,361
    Prepaid expenses            1,510        1,914       (9,028)       1,585
    Accounts payable and
     accrued liabilities       33,015       (4,545)      46,796       36,992
    -------------------------------------------------------------------------
    Cash provided (used)       61,922       26,938      (58,205)     (25,580)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    12. Subsequent event

    The previously announced sale process is proceeding, with potential bidders currently receiving presentations from management. The Group aims to complete the process of soliciting bids in December 2005. There has been no firm offer to purchase the shares or assets of the Group and there can be no assurance that such an offer will be made.

    On October 18, 2005, the Group announced the potential divestiture of
    Royal Ecoproducts Co. The Group's invested capital in this business unit was $20,663 at September 30, 2005. The Group is unable to determine the extent of loss, if any, at this time as it has only started the process of this divestiture.

    >>
    %CIK: 0001047693

    /For further information: contact: Mark Badger, Vice President of
Marketing and Corporate Communications, Royal Group Technologies Limited,
Phone (905) 264-0701/
    (RYG. RYG)

CO:  Royal Group Technologies Limited

CNW 16:25e 07-DEC-05